 1-A/A LIVE 0001766914 XXXXXXXX 024-11010 true false false Wiley Area Development LLC OH 2017 0001766914 5810 81-5422785 2 2 572 BRECKENRIDGE WAY BEAVERCREEK OH 45430 9374100041 Kendall Almerico Other 222616.00 0.00 183954.00 0.00 406579.00 386492.00 0.00 386492.00 20087.00 406579.00 450.00 85567.00 0.00 85117.00 -0.01 -0.01 Clark Schaefer Hackett Class A Units 9000000 NA NA NA 0 NA NA NA 0 NA NA true true false Tier2 Audited Equity (common or preferred stock) Y N N Y Y N 1000000 0 5.0000 5000000.00 0.00 0.00 0.00 5000000.00 Cuttone & Company, LLC and iQ Capital 250000.00 Clark Schaefer Hackett 30000.00 Kendall A. Almerico, P.A. 130000.00 33038 4520000.00 false false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 true